EXHIBIT 12

Alcoa and subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(in millions, except ratio)

Three months ended March 31,	2009
Earnings:
Loss from continuing operations before taxes on income	$(777)
Noncontrolling interests’ share of earnings of majority-owned subsidiaries without fixed charges	–
Equity loss	19
Fixed charges added to earnings	123
Distributed income of less than 50 percent-owned persons	8
Amortization of capitalized interest:
Consolidated	6
Proportionate share of 50%-owned persons	–

Total earnings	$(621)

Fixed Charges:
Interest expense:
Consolidated	$114
Proportionate share of 50 percent-owned persons	–

$114

Amount representative of the interest factor in rents:
Consolidated	$9
Proportionate share of 50 percent-owned persons	–

$9

Fixed charges added to earnings	$123

Interest capitalized:
Consolidated	$47
Proportionate share of 50 percent-owned persons	–

$47

Preferred stock dividend requirements of majority-owned subsidiaries	–

Total fixed charges	$170

Ratio of earnings to fixed charges	(A )

(A)	For the three months ended March 31, 2009, there is a deficiency of earnings to cover the fixed charges of $791.